Tampon Tribe, Inc
Balance Sheet as at 31st December 2018

Assets	2018	2017
Current Assets		
Cash and cash equivalent	63,717	79,391
Accounts Receivable	2,252	2,400
Due from Owner	1,839	1,455
Inventory	24,258	7,816
Prepayments	275	-
Total Current Assets	92,341	91,062
Other Non-current Assets		
Investment	5,840	-
Other asset	-	4,000
Total Other Non-current Assets	5,840	4,000
Total Assets	98,181	95,062
Liabilities and Equity		
Liabilities		
Current Liabilities		
Current liabilities	1,903	4,750
Due to Owner	6,954	6,993
Deferred revenue	25	25
Total Current Liabilities	8,882	11,768
Non-Current Liabilities		
Convertible notes	305,816	174,644
Total Non-Current Liabilities	305,816	174,644
Total Liabilities	314,698	186,412
Equity		
Current Year Earnings	(125,167)	(79,110)
Retained Earnings	(91,350)	(12,240)
Total Equity	(216,517)	(91,350)
Total Liabilities and Equity	98,181	95,062

Tampon Tribe, Inc
Income Statement for the year Jan 1, 2018 to Dec 31, 2018

	2018	2017
Revenue		
Revenue	77,390	42,183
Sales Discounts	(3,532)	(11,214)
Net Revenue	**73,858**	**30,969**
Cost of Goods Sold	52,433	29,542
Gross Profit	**21,425**	**1,427**
Other Operating Expenses		
Bank Fees	945	6,328
Office Expenses	10,954	9,498
Rents/Occupancy	7,312	5,717
Insurance	1,767	361
Interest Expense	753	685
Licenses & Fees	13,074	3,408
Marketing & Advertising	38,659	37,014
Professional Fees	9,703	13,464
Travel & Entertainment	2,357	3,373
Postage & Shipping Expense	10,099	-
Contractor Fees	55,096	-
Other Expenses	2,008	689
Total	**152,726**	**80,537**
Other Income	**(6,134)**	**-**
Total Other Income and Expense	**146,592**	**80,537**
Net Income / (Loss) before Tax	**(125,167)**	**(79,110)**

Tampon Tribe, Inc
Statement of Equity for the year ended December 31, 2018

	Amount
Balance, December 31, 2017	(91,350)
Net profit / (loss) for the period ending December 31, 2018	(125,167)
Balance, December 31, 2018	**(216,517)**

Tampon Tribe, Inc
Statement of Cash flows for the year ended December 31, 2018

	2018	2017
OPERATING ACTIVITIES		
Net loss	**(125,167)**	**(79,110)**
(Increase)/decrease in current assets		
Accounts Receivable	148	(2,400)
Inventory	(16,442)	(7,816)
Prepayments	(275)	-
Other asset	4,000	(4,000)
	(12,569)	**(14,216)**
Increase/(decrease) in current liabilities		
Current liabilities	(2,847)	3,057
Deferred revenue	-	-
	(2,847)	**3,057**
Net cash provided by operation	**(140,583)**	**(90,269)**
INVESTING ACTIVITIES		
Investment	(5,840)	-
Net cash used by investing activities	**(5,840)**	**-**
FINANCING ACTIVITIES		
Due to/from Owners	(423)	(6,281)
Convertible notes	131,172	174,644
Net cash provided by financing activities	**130,749**	**168,363**
Net Cash Change for the period	(15,674)	78,094
Cash at beginning of the year	79,391	1,297
Cash at end of the year	**63,717**	**79,391**

Tampon Tribe, Inc
Notes to the Financial Statements for the year ended December 31, 2018

<u>**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Nature of Activities**</u>

Tampon Tribe is an online membership subscription service for toxin-free, plastic-free, 100% organic cotton tampons, pads, and pantyliners. Tampon Tribe strives to give people both the convenience of having their menstrual products delivered straight to their door every month and safety-of-mind with high-quality, 100% organic certified tampons.

<u>**Basis of Accounting**</u>

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

<u>**Cash and Cash Equivalents**</u>

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

<u>**Use of Estimates**</u>

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

<u>**Property and Depreciation**</u>

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

<u>**Income Taxes**</u>

The Company is registered as a C Corporation. As a result, the Company is responsible for all local, state, and federal taxes.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following

Checking and money market accounts:

	December 31, 2018	December 31, 2017
Cash	$ 63,717	$ 79,391
Total	**$ 63,717**	**$ 79,391**

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2018 are as follows:

	FMV	Quoted Prices in markets for identical (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)
Cash	$ 63,717	None	None	None

NOTE 5. CONVERTIBLE DEBT

The Company has a convertible notes obligation on its balance sheet as of December 31, 2018. The Note accrues interest at a rate of 2% per annum and has a maturity date of September 20, 2020.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 31, 2019, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.